UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: June 30, 2024

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INTELGENX TECHNOLOGIES CORP.
Full Name of Registrant

Big Flash Corp.
Former Name if Applicable

6420 Abrams
Address of Principal Executive Office (Street and Number)

Saint Laurent, Quebec, H4S 1Y2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

IntelGenx Technologies Corp. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2024 (the "Form 10-Q") within the prescribed time period without unreasonable effort and expense. As previously disclosed, on May 17, 2024, the Company announced that its Board of Directors had authorized the Company and its subsidiary, IntelGenx Corp., to implement a restructuring plan under the Companies' Creditors Arrangement Act (Canada) (the "CCAA"). In connection therewith, the Quebec Superior Court (Commercial Division) issued an order granting the Company protection under the CCAA (R.S.C., 1985, c. C-36) and approved the implementation of a sale and investment solicitation process (the "SISP Approval Order") intended to generate interest in either the business or the assets of the Company, or in a recapitalization of the Company, with the goal of implementing one or more transaction(s) (the "SISP").

The SISP has delayed the completion and review of the Company's financial statements and related disclosures in the Form 10-Q. Due to the considerable time and resources needed to address the SISP, as well as the evaluation of the technical accounting implications, the resulting diversion of the attention of the Company's limited management and other personnel responsible for preparation of the Form 10-Q, the Company is unable to file the Form 10-Q within the prescribed time period

At this time, the Company cannot estimate when it will be able to file the Form 10-Q, if at all.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Andre Godin	514	331-7440
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above in Part III - Narrative of this Form 12b-25, the Company was unable to file the Form 10-Q within the prescribed time period without unreasonable effort and expense. The Company''s results of operations for the quarter ended June 30, 2024 differed significantly from its results of operations for the quarter ended June 30, 2023, due to the significant adverse developments that occurred with respect to the Company's business and liquidity, including events preceding the commencement of the restructuring proceedings and SISP, and as a result of the commencement of the SISP.

INTELGENX TECHNOLOGIES CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2024	By:	/s/ Andre Godin
Andre Godin
	Title:	Chief Financial Officer